Sub-Item 77M: Mergers

Effective April 25, 2014, the Goldman Sachs China Equity Fund (the “Acquired Fund”),

a series of Goldman Sachs Trust, was reorganized with and into the Goldman Sachs Asia

 Equity Fund (the “Acquiring Fund”), a series of Goldman Sachs Trust (the “Reorganization”).

Pursuant to the Reorganization, the Acquired Fund transferred all of its assets to the Acquiring

Fund, and the Acquiring Fund assumed all liabilities of the Acquired Fund. The Acquired Fund was liquidated and terminated, and shareholders of the Acquired Fund became shareholders of the Acquiring Fund.